UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Long Island Iced Tea Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

54267E104

(CUSIP Number)

eric j. watson

CULLEN INC HOLDINGS LTD.

8 Airpark Drive

Airport Oaks, Manakau

Auckland 2022, New Zealand

+64 9 257 0711

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 6, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 54267E104

1	NAME OF REPORTING PERSON

CULLEN INC HOLDINGS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW ZEALAND
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		747,078
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

747,078
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

747,078
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP NO. 54267E104

1	NAME OF REPORTING PERSON

ERIC J. WATSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW ZEALAND
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		755,745
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		747,078
PERSON WITH	9	SOLE DISPOSITIVE POWER

755,745
	10	SHARED DISPOSITIVE POWER

747,078
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,502,823*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.1%
14	TYPE OF REPORTING PERSON

IN

*Excluded from Mr. Watson’s beneficial ownership are an aggregate of 205,809 Shares held in trusts for Mr. Watson’s children, which Mr. Watson expressly disclaims beneficial ownership of by virtue of his inability to exercise voting or investment power over such Shares.

3

CUSIP NO. 54267E104

1	NAME OF REPORTING PERSON

WILLIAM GIBSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW ZEALAND, UK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		219,895
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

219,895
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

219,895*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

IN

*Excluded from Mr. Gibson’s beneficial ownership are 655,348 Shares, including 22,500 Shares underlying currently exercisable warrants, held in trust for Mr. Gibson, which Mr. Gibson disclaims beneficial ownership of by virtue of his inability to exercise voting or investment power over such Shares.

4

CUSIP NO. 54267E104

1	NAME OF REPORTING PERSON

ANDREW STRANBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		388,594
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

388,594
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

388,594
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 54267E104

1	NAME OF REPORTING PERSON

JUSTIN DAVIS-RICE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

AUSTRALIA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		63,334
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

63,334
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

63,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 54267E104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (the “Shares”), of Long Island Iced Tea Corp., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 116 Charlotte Avenue, Hicksville, New York 11801.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Cullen Inc Holdings Ltd., a New Zealand limited company (“Cullen Holdings”);
(ii)	Eric J. Watson;
(iii)	William Gibson;
(iv)	Andrew Stranberg; and
(v)	Justin Davis-Rice.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Note: Cullen Holdings and Mr. Watson previously filed on Schedule 13G with respect to the securities of the Issuer and are now hereby converting their filing to this Schedule 13D based on the activities discussed in Item 4 below and to include Messrs. Gibson, Stranberg, and Davis-Rice as Reporting Persons. The initial Schedule 13G was filed with the Securities and Exchange Commission on October 3, 2015, and subsequently converted to a Schedule 13D filing and Schedule 13G filing on December 21, 2015 and September 9, 2016, respectively.

(b)       The address of the principal office of each of Cullen Holdings and Messrs. Watson, Gibson, Stranberg, and Davis-Rice is 8 Airpark Drive, Airport Oaks, Manukau, Auckland 2022, New Zealand.

(c)       The principal business of Cullen Holdings is serving as a private investment fund.  Mr. Watson serves as a director of Cullen Holdings. Mr. Gibson serves as a director of Cullen Investments UK Ltd. and is a chartered accountant. Mr. Stranberg serves as a director of Cullen Group Ltd. Mr. Davis-Rice serves as a director of various companies in the Cullen group.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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CUSIP NO. 54267E104

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Cullen Holdings is organized under the laws of New Zealand. Mr. Watson is a citizen of New Zealand. Mr. Gibson is a dual citizen of New Zealand and the United Kingdom. Mr. Stranberg is a citizen of the United States. Mr. Davis-Rice is a citizen of Australia.

Item 3.	Source and Amount of Funds or Other Consideration.

Cullen Holdings

The 747,078 Shares directly owned by Cullen Holdings were acquired by Cullen Holdings from Triplecrown Acquisition Corp. in December 2009 in exchange for certain of Cullen Holdings’ intellectual property assets.

Mr. Watson

7,279 Shares directly owned by Mr. Watson were purchased by Mr. Watson with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 7,279 Shares directly owned by Mr. Watson is approximately $55,654, including brokerage commissions.

563,466 Shares are directly owned by Mr. Watson through an entity controlled by Mr. Watson and were acquired in a private placement on October 28, 2016. The Shares were acquired upon conversion of a convertible note based on an average conversion price of $4.27 per Share.

Mr. Watson acquired warrants underlying 165,000 Shares from the Issuer on March 29, 2017 (the “March 29 Warrants”) as consideration for Mr. Watson’s prior commitments to provide financing to the Issuer. The March 29 Warrants have an exercise price of $4.18 per Share.

Mr. Watson acquired warrants underlying 20,000 Shares from the Issuer on May 12, 2017 (the “May 12 Warrants”) as consideration for Mr. Watsons’s commitments to provide financing to the Issuer. The May 12 warrants have an exercise price of $4.90 per Share.

Mr. Gibson

The 219,895 Shares directly owned by Mr. Gibson were received as a distribution from a certain trust in which Mr. Gibson holds a beneficiary interest.

Mr. Stranberg

The Shares purchased by Mr. Stranberg were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in public offerings and private transactions. The aggregate purchase price of the 140,000 Shares and warrants underlying 70,000 Shares (the “October 4 Warrants”) Mr. Stranberg purchased from the Issuer in a public offering on October 4, 2017 is $287,000. The October 4 Warrants have an exercise price of $2.40 per Share. The aggregate purchase price of the 76,594 Shares Mr. Stranberg purchased from the Issuer in a public offering on January 30, 2017 is $306,376. The aggregate purchase price of the 25,000 Shares Mr. Stranberg purchased from the Issuer in a private placement on March 14, 2016 is $100,000. The aggregate purchase price of the 77,000 Shares Mr. Stranberg purchased in a private transaction in January 2015 is $500,500.

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CUSIP NO. 54267E104

Mr. Davis-Rice

The 63,334 Shares purchased by Mr. Davis-Rice were purchased in a private transaction with funds borrowed from a trust which Mr. Watson’s mother’s grandchildren hold beneficiary interests. The aggregate purchase price of the 63,334 Shares directly owned by Mr. Davis-Rice is approximately $475,005.

Item 4.	Purpose of Transaction.

The Reporting Persons oppose the Issuer’s plan to conduct a public offering as detailed in the Registration Statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission on November 22, 2017, because they believe it will be value-dilutive and is not in the best interests of the Issuer’s stockholders. To the extent the Issuer needs additional financing, certain of the Reporting Persons and/or their respective affiliates are amenable to seeking to arrange bridge financing for the Issuer.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition and board representation), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

9

CUSIP NO. 54267E104

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 9,755,607 Shares outstanding as of November 10, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2017 plus (a) with respect to Mr. Watson, (i) 165,000 Shares underlying the March 29 Warrants, and (ii) 20,000 Shares underlying the May 12 Warrants and (b) with respect to Mr. Stranberg, 70,000 Shares underlying the October 4 Warrants.

A.	Cullen Holdings
(a)	As of the close of business on December 15, 2017, Cullen Holdings directly owned 747,078 Shares.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 747,078
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 747,078

(c)	Cullen Holdings has not entered into any transactions in the Shares during the past sixty days.
B.	Mr. Watson
(a)	As of the close of business on December 15, 2017, Mr. Watson may be deemed the beneficial owner of (i) 747,078 Shares owned directly by Cullen Holdings, (ii) 570,745 Shares owned directly by Mr. Watson, (iii) 165,000 Shares underlying the March 29 Warrants owned directly by Mr. Watson and (iv) 20,000 Shares underlying the May 12 Warrants owned directly by Mr. Watson.

Percentage: Approximately 15.1%

(b)	1. Sole power to vote or direct vote: 755,745
2. Shared power to vote or direct vote: 747,078
3. Sole power to dispose or direct the disposition: 755,745
4. Shared power to dispose or direct the disposition: 747,078

(c)	Mr. Watson has not entered into any transactions in the Shares during the past sixty days. Excluded from Mr. Watson’s beneficial ownership are an aggregate of 205,809 Shares held in trusts for Mr. Watson’s children, which Mr. Watson expressly disclaims beneficial ownership of by virtue of his inability to exercise voting or investment power over such Shares.
C.	Mr. Gibson
(a)	As of the close of business on December 15, 2017, Mr. Gibson may be deemed the beneficial owner of 219,895 Shares owned directly by Mr. Gibson.

Percentage: Approximately 2.3%

10

CUSIP NO. 54267E104

(b)	1. Sole power to vote or direct vote: 219,895
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 219,895
4. Shared power to dispose or direct the disposition: 0

(c)

Mr. Gibson has not entered into any transactions in the Shares during the past sixty days. Excluded from Mr. Gibson’s beneficial ownership are 655,348 Shares, including 22,500 Shares underlying currently exercisable warrants, held in trust for Mr. Gibson, which Mr. Gibson disclaims beneficial ownership of by virtue of his inability to exercise voting or investment power over such Shares.

D.	Mr. Stranberg
(a)	As of the close of business on December 15, 2017, Mr. Stranberg may be deemed the beneficial owner of (i) 318,594 Shares owned directly by Mr. Stranberg and (ii) 70,000 Shares underlying the October 4 Warrants owned directly by Mr. Stranberg.

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 388,594
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 388,594
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Stranberg has not entered into any transactions in the Shares during the past sixty days.
E.	Mr. Davis-Rice
(a)	As of the close of business on December 15, 2017, Mr. Davis-Rice may be deemed the beneficial owner of 63,334 Shares owned directly by Mr. Davis-Rice.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 63,334
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 63,334
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Davis-Rice has not entered into any transactions in the Shares during the past sixty days.

11

CUSIP NO. 54267E104

As of the close of business on December 15, 2017, the Reporting Persons collectively beneficially owned an aggregate of 2,174,646 Shares, constituting approximately 21.7% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 29, 2017, in consideration for a prior commitment for financing the Issuer through March 31, 2018 from Mr. Watson, the Issuer issued to Mr. Watson the March 29 Warrants to purchase 165,000 Shares at an exercise price of $4.18 per Share. The March 29 Warrants have a term of one year.

On May 12, 2017, in consideration for a prior commitment for financing the Issuer through May 15, 2018 from Mr. Watson, the Issuer issued to Mr. Watson the May 12 Warrants to purchase 20,000 Shares at an exercise price of $4.90 per Share. The May 12 Warrants have a term of one year.

On October 4, 2017. in connection with the purchase of Shares from the Issuer in a public offering, the Issuer issued to Mr. Stranberg the October 4 Warrants at an exercise price of $2.40 per Share. The October 4 Warrants have a term of one year.

On December 15, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. A copy of the Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Cullen Inc Holdings Ltd., Eric J. Watson, William Gibson, Andrew Stranberg, and Justin Davis-Rice, dated December 15, 2017.
99.2	Powers of Attorney.

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CUSIP NO. 54267E104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2017

Cullen Inc Holdings Ltd.

By:	/s/ Eric J. Watson
	Name:	Eric J. Watson
	Title:	Director

/s/ Eric J. Watson
ERIC J. WATSON Individually and as attorney-in-fact for William Gibson, Andrew Stranberg, and Justin Davis-Rice

13